Exhibit 4.27

Summary of the Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, entered into  on May 22, 2017, in connection with Fazenda Araucária

Parties: Imobiliária Araucária Ltda., as Seller, Procópio & Oliveira Ltda. – ME, as Buyer, Marcio Antonio de Oliveira, as Guarantor; and Brasilagro – Companhia Brasileira de Propriedade Agrícolas, as Intervening-consenting party.

Purpose:  The commitment to sell a total area of 1,360 hectares comprised of 918.25 hectares of arable land of Fazenda Araucaria, for the price, in Brazilian Reais, corresponding to 257,110 bags of soybeans, to be paid as follows: 35% of the total price in the first year and five subsequent yearly installments in the amount corresponding to 33,376 bags of soybeans each installment the first expiring on April 28, 2018 and the last on April 24, 2022. The physical possession over the area of 1,208.75 hectares was granted to the Buyer on September 30, 2017, after proper payment of 35% of the purchase price, and the physical possession of the remaining 151.25 hectares shall be delivered on September 30, 2018, it being understood that the actual transfer of the title to and ownership of the area shall only take place after full payment of the purchase price.